

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

Elizabeth M. Keiley, Esq.
General Counsel
Entasis Therapeutics Holdings Inc.
35 Gatehouse Drive
Waltham, Massachusetts 02451

> **Re: Entasis Therapeutics Holdings Inc.**
> **Schedule 13E-3 and Schedule 14D-9 filed June 7, 2022**
> **File No. 005-90651**

Dear Ms. Keiley:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed June 7, 2022

Tender and Support Agreements, page 3

1. We note the disclosure regarding the Tender and Support Agreements on the bottom of page 3. Please advise why the Supporting Stockholders, each affiliates of the Company, are not engaged in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons.

Reasons for the Recommendation of the Entasis Board; Fairness of the Offer and the Merger., page 23

2. We note the disclosure on page 23 that "…the Entasis Board believes that, based on its consideration of the factors relating to the substantive and procedural fairness, the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders (other than the Excluded Holders)." The term "Excluded Holders" is defined to mean Innoviva and Merger Sub. Please note that the staff considers officers and directors of Entasis to be affiliates when considering whether such reference is sufficiently specific to satisfy Item

      1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a) by addressing the fairness determination to unaffiliated shareholders only.

3.   All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clause (vi) of Instruction 2 to Item 1014 and Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard. In responding to this comment with respect to 1014(c), please refer to our preceding comment regarding the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1).

Certain Prospective Financial Information, page 34

4.   Disclosure on page 35 states that "the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions…[t]he assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, development timelines, likelihood of clinical success, product pricing, market uptake, reimbursement and potential competition…[t]he Projections also reflect assumptions as to certain business decisions and transactions that are subject to change and may not occur, at all or on the terms assumed." In order for stockholders to properly evaluate the fairness advisor's opinion, the disclosed summary of its analyses and the Projections upon which the opinion in part relies, please disclose these assumptions in reasonable detail and quantify, where possible.

5.   Disclosure on page 36 indicates that "the following tables present selected elements of the Projections." Please disclose why only "selected elements" were disclosed and why you believe such information is all that stockholders need in order to properly evaluate the fairness advisor's opinion, the disclosed summary of its analyses and the Projections upon which the opinion in part relies.

Schedule 13E-3 filed June 7, 2022

General

6.   Please amend the Schedule 13E-3 to reflect any changes made to the disclosure included in the Offer to Purchase and Schedule 14D-9 in response to staff comments.

7.   Please describe the effects of the transaction on Entasis' affiliates and unaffiliated security holders. Refer to Exchange Act Rule 13e-3(e), Item 7 of Schedule 13E-3 and Item 1013(d) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Matt Franker, Esq.